Form	4

1	Name and Address of Reporting Person

	Howard Amster
	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214

2	Issuer Name and Trading Symbol

	Horizon Group Properties, Inc. (HGPI)

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year	December 2001

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X	Director

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person




















Table I		Non-Derivative Securities Acquired, Disposed of
		or Beneficially Owned

1	Title of Security-	common

2	3	4			5		6		7
Trans	Trans 	Securities		Amount	Owner		Nature of
Date	Code	Acquired/		Beneficially	Ship		Indirect
		Disposed		owned		Form		Ownership


12/17/01  *	36,200	  A     *		89,839		D

12/17/01  *	12,700	  D     *		      -0-		I		100% Funded Trust

12/17/01  *	23,500   D     *	  	  6,600		I		100% Funded Trust

					     574	 	I		General Partner

12/17/01  *   	21,127	  A     *           128,270		I		100% owned Corp.

12/17/01  *	21,127   D     *	      	      -0-		I		100% owned Corp.
									Funded Trust

					28,540		I		Spouse 100% owned
									Corp.

					       35		I		100% owned Corp.

					  1,049		I		100% owned Corp.
									is General Partner

					29,009		I		83% owner













Table II	Derivative Securities Acquired, disposed of/or
		Beneficially Owned

1		Title of Derivative Security

2		Conversion of Derivative Security

3	4	5		6			7
Trans	Trans	Number of	Date Exercisable/	Amount of
Date	Code	Derivative	Expiration Date	Underlying
		Securities				Securities



8	9		10		11
Price	Number	Ownership	Nature of
	Derivative	Form		Indirect Ownership
	Owned




Explanation of Responses:

*This Form 4 is being filed to reflect that on 12/17/01, this reporting person received trust distribution-in-kind from 100% Funded Trusts.



	Howard Amster
Signature of Reporting Person		January 3, 2002